Exhibit 4.12

PRIVATE AND CONFIDENTIAL -
SM – Shipfinance Department
7321- AFF/VD
+ 33 1 41 89 24 70
+ 33 1 41 89 29 97
Alain.pinter@ca-cib.com
STAR BULK CARRIERS CORP
c/o Star Bulk Management Inc.
40, Agiou Konstantinou Str.,

GREECE

For the kind of :
Messrs. Spyros Kapralos / Simon Spyrou

Courbevoie, 14 December, 2021

Re: Amendment of financial covenants

Dear Sirs,

Following your recent request please find below CACIB's approved terms with respect to above:

Fleet Leverage: Maximum 16erage at the STAR BULK level of no more than 95% until QI 2014 and subject to no material adverse change in the financial position of the vessels. Post QI 2014, the fleet leverage covenant to revert to its originally approved level of maximum at 70%.

ACR on CACIB financing: Minimum ACR until QI 2014 at 105%. Thereafter, the provisions of the Loan Agreement apply.

Liquidity: The higher of US$ 7.0 million and US$ 500,000 per vessel.

Dividends: No dividend distributions will be allowed until QI 2014 and as long as the original financial covenants under the signed Loan Agreement are not complied with. During this period, all surplus earnings (earnings net of opex and debt service) out of the operation of the financed vessels to be kept in the accounts,of the vessels held with CACIB and not to be streamed-up to the Borrower.

We look forward to your agreement, whereupon we will instruct WW to prepare the requisite documents to record the above changes.

Yours faithfully,

For CRÉDIT ARGICOLE
CORPORATE & INVESTMENT BANK

/s/ Olivier Delalande	/s/ Alain F. Pitner
Olivier DELALANDE	Alain F. PITNER

Accepted by:	/s/ Simos Spyrou
CFO
STAR BULK CARRIERS CORP.